[Letterhead of Old Dominion Electric Cooperative]

June 24, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Mr. Michael Moran

Re:	Old Dominion Electric Cooperative
Form 10-K for the Year Ended December 31, 2007
File No. 0-50039

Dear Mr. Moran:

Old Dominion Electric Cooperative (“ODEC”, “we” or “our”), is submitting responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated June 10, 2008 (the “Comment Letter”) pertaining to the filing referenced above.

Our responses to the Comment Letter are set forth below. The numbered paragraphs correspond to the paragraph numbers in the Comment Letter. We also have included the text of each comment in italics below.

As you requested, attached to this letter is an acknowledgement of Jackson E. Reasor, President and Chief Executive Officer of ODEC, regarding the responses of ODEC to the Comment Letter.

Form 10-K for the Year Ended December 31, 2007

Item 8. Financial Statements and Supplemental Data, Notes to Consolidated Financial Statements—Note 7 – Investments, page 66

1. Prospectively, please ensure that you present full SFAS No. 115 disclosures with regard to your investments in accordance with paragraphs 19-22 of Statement no. 115.

We have reviewed SFAS No. 115, paragraphs 19-22 and we will ensure that we present full SFAS No. 115 disclosures in accordance with paragraphs 19-22 of Statement no. 115 in future filings.

2. Please explain to us the regulatory requirements with respect to the investment oversight of the nuclear decommissioning trust assets. In this regard, we assume a trustee is responsible for managing the trust funds; if our assumption is incorrect, please clarify. If correct, explain how you still maintain the intent and ability to retain investments which are in an unrealized loss position. Lastly, explain in detail the investments that have been in an unrealized loss position for greater than twelve months and your detailed reasoning for not recording an other than temporary impairment. See SAB topic 5M.

As we reviewed Note 7 – Investments in the Notes to Consolidated Financial Statement in our Form 10-K for the Year Ended December 31, 2007, in preparation of our response to your question, we realized that a typographical error was made. Specifically, for both 2007 and 2006 in the “Nuclear Decommissioning Trust” (“NDT”) section the line entitled “Equity securities” should have been entitled “Debt securities”. Similarly, the line entitled “Debt securities” should have been entitled “Equity securities.” This typographical error will be corrected in future filings and did not have a financial statement impact.

The applicable regulatory requirements and guidance with respect to the investment oversight of NDT assets are contained in the Code of Federal Regulations (“CFR”) Title 10 – Energy, Chapter 1 – Nuclear Regulatory Commission, Section 50.75 – Reporting and Recordkeeping for Decommissioning Planning. In accordance with 10 CFR §50.75(e)(1)(ii), we established an external sinking fund—the Old Dominion Electric Cooperative NDT.

“[A]n external sinking fund is a fund established and maintained by setting funds aside periodically in an account segregated from licensee assets and outside the administrative control of the licensee and its subsidiaries or affiliates in which the total amount of funds would be sufficient to pay decommissioning costs at the time permanent termination of operations is expected. An external sinking fund may be in the form of a trust, escrow account, or Government fund, with payment by certificate of deposit, deposit of Government or other securities, or other method acceptable to the NRC. This trust, escrow account, Government fund, or other type of agreement shall be established in writing and maintained at all times in the United States with an entity that is an appropriate State or Federal government agency, or an entity whose operations in which the external linking fund is managed are regulated and examined by a Federal or State agency.”

10 CFR §50.75(e)(1)(ii)

The trustee is not responsible for managing our NDT. The trustee is responsible for administrative control of the NDT, including the reporting of monthly investment balances and payment of fees. ODEC is responsible for determining the asset allocation of the NDT and selecting how the NDT’s assets are invested. We have elected to use investment managers for managing the NDT’s assets, and the NDT’s assets are currently managed by five investment managers in four comingled funds and one trust. While ODEC could liquidate the NDT’s investment in the respective funds and trust, the selection and management of individual securities within the funds and trust (including the timing of all purchases and sales) are the responsibility of the individual fund or trust manager and are outside the control of ODEC. We have owned these investments since 1997 and we have the intent and the ability to hold these investments for a designated purpose in the future – the nuclear decommissioning of the North Anna Power Plant. The gross unrealized loss of $1.4 million within our debt securities occurred in 2007 and relates to one specific fixed income fund. We considered if any impairment existed and concluded that there was no impairment. We will continue to monitor these investments on a monthly basis.

Unrealized losses determined to be “other than temporary” and therefore recognized through earnings, would have no impact on our income statement as a result of ODEC’s regulatory accounting for the nuclear decommissioning activity under SFAS No. 71. As discussed in Note 3 – Accounting for Asset Retirement Obligations in the Notes to Consolidated Financial Statements on page 62 in our Form 10-K for the year ended December 31, 2007, we are not currently collecting nuclear decommissioning expense in our rates. In accordance with SFAS No. 71, we are deferring the difference between the earnings (realized and unrealized) on the NDT and the total asset retirement obligation expense for the North Anna Power Plant as a regulatory liability (See Note 8 – Regulatory Assets and Liabilities – of the Notes to Consolidated Financial Statements on page 67 in our Form 10-K for the year ended December 31, 2007).

3. We read your disclosure on page 7 of your March 31, 2008 Form 10-Q with respect to the unrealized loss of $7.7 million related to the Company’s investments in certain auction rate securities which was recorded as a regulatory asset. We also noted the $1.9 million unrealized loss recorded at year end discussed on page 38 of your Form 10-K with regard to these investments. Please explain to us how the losses were calculated and your accounting basis for recording the loss as regulatory assets. Lastly, please explain why the incremental loss recorded in the first quarter 2008 totaling approximately $5.8 million was not recorded as of December 31, 2007. Please be detailed in your response.

Generally, the periodic auctions provide owners of auction rate securities the opportunity to liquidate their investment at par value. In the event of failed auctions these securities are typically illiquid. The primary market for auction rate securities is the auction itself where securities are priced at par regardless of whether auctions are fully subscribed or failing. There is not an active secondary market from which to obtain quoted market prices for these securities. Therefore, we base our estimate of fair value on a valuation model provided by a third party. The valuation model utilizes expected cash flow streams, assessments of credit quality, discount rates, and overall credit market liquidity, among other things to determine estimated fair values of our auction rate securities. We believe the valuation model and related inputs are reasonable, and the estimated fair values of our auction rate securities utilizing the valuation model represent the best available estimates at specific points in time.

Our board of directors has the ability to establish regulatory assets and liabilities in accordance with SFAS No. 71. Our board of directors has elected to account for the valuation reserve for the auction rate securities as a regulatory asset. In accordance with

SFAS No. 71, we account for the difference between the principal of our auction rate securities and the estimated fair value of our auction rate securities, as described above, as a regulatory asset – entitled “Deferred loss on auction rate securities.” See Note 8 – Regulatory Assets and Liabilities in the Notes to Consolidated Financial Statements on page 67 of our Form 10-K for the year ended December 31, 2007. This regulatory asset reflects the write-down of the value of our auction rate securities. We account for the change in the fair value of our auction rate securities each month as a balance sheet adjustment to the regulatory asset account and the investment account based upon the market conditions at specific points in time. Future changes in credit market conditions will impact the estimated fair value of our auction rate securities, and thus the amount of the deferred loss. The loss, if any, on each auction rate security will be recognized in the income statement when the auction rate security is sold.

The incremental loss of $5.8 million recorded during the first quarter of 2008 was the result of events that occurred during the first quarter of 2008 and hence accounted for in 2008. Specifically, during the first quarter of 2008 we observed the continued deterioration of the credit markets and increased uncertainty with respect to the creditworthiness of certain monoline insurers. On page 38 of our Form 10-K for the year ended December 31, 2007, we disclosed the value of the auction rate securities as of February 29, 2008, the decline in which accounted for $5.5 million of the $5.8 million incremental loss recorded during the first quarter of 2008. Based upon our board of directors’ election to establish a regulatory asset in accordance with SFAS No. 71, the adjustment to the deferred loss on each auction rate security is recorded to the balance sheet and does not have an income statement impact until the auction rate security is sold.

Item 8. Financial Statements and Supplemental Data, Note 8 – Regulatory Assets and Liabilities, page 6[7]

4. We read the disclosure on page 2 of your Form 10-K that the formulary rate approved by the FERC is designed to recover your total cost of service and provide for a firm equity base. In this regard, explain to us and revise your disclosure to indicate if your regulatory assets are earning a return. If they are not earning a return revise your disclosure to provide the amounts and recovery periods of regulatory assets not earning a current return. See paragraph 20 of SFAS no. 71.

Our formulary rate is based upon recovery of costs as opposed to a rate of return concept. We do not set rates or charges to our member distribution cooperatives under a “rate of return” concept the way that some investor-owned utilities do. Our formulary rate is intended to collect all of our costs and expenses, 20% of our gross interest charges as net margins, and any additional equity contributions approved by our board of directors. The amortization of our regulatory accounts is an allowable cost under our formulary rate and is collected through our rates.

The recovery periods for our regulatory assets are disclosed on page 68 in Note 8 – Regulatory Assets and Liabilities in the Notes to Consolidated Financial Statements

with the exception of “Deferred asset retirement costs.” We have reviewed paragraph 20 of SFAS No. 71 and will revise our disclosure of the “Deferred asset retirement costs” to read as follows in future filings:

Deferred asset retirement costs for the cumulative effect of change in accounting principle for the Clover and distributed generation facilities as a result of the adoption of SFAS No. 143. These costs will be fully amortized in 2034.

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Please do not hesitate to contact Bryan S. Rogers, Vice President and Controller of ODEC at (804) 968-4035, or Todd Brickhouse, Vice President of Risk Management of ODEC at (804) 968-4012 or myself at (804) 968-4034 if you have any questions.

Very truly yours,

/s/ Robert L. Kees
Robert L. Kees
Senior Vice President and Chief Financial Officer

Attachments:

Acknowledgement

cc:	Mr. Todd Brickhouse

Mr. Bryan S. Rogers

ACKNOWLEDGEMENT

Reference is made to the letter, dated June 24, 2008 (the “Response Letter”), of Old Dominion Electric Cooperative (“ODEC”), filed with the Securities and Exchange Commission (the “Commission”) regarding the responses of ODEC to the letter, dated June 10, 2008, of the Commission pertaining to ODEC’s Annual Report on Form 10-K for the year ended December 31, 2007. The undersigned hereby acknowledges to the Commission, for and on behalf of ODEC, as follows:

1. ODEC is responsible for the adequacy and accuracy of the disclosure in the Response Letter.

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3. ODEC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 24, 2008

/s/ Jackson E. Reasor
Jackson E. Reasor
President and Chief Executive Officer